SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                                 Frontline Ltd.
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-______________.

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Attached as Exhibit 99.1 is a copy of the press release of Frontline Ltd. (the "Company") dated February 27, 2007, announcing the Company's preliminary financial results for the fourth quarter and year ended December 31, 2006.

                                    Exhibit 99.1

FRONTLINE LTD.



PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2006 RESULTS

Highlights

o Frontline reports net income of $134.6 million and earnings per share of $1.80 for the fourth quarter of 2006. o Frontline reports annual net income of $516.0 million and earnings per share of $6.90.

o    Frontline announces a cash dividend of $2.05 per share.

o Frontline to spin off its remaining approximately 11 percent of Ship Finance International Limited.


Fourth Quarter and Financial Year 2006 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income of $134.6 million for the fourth quarter of 2006, equivalent to earnings per share of $1.80. Net operating income for the quarter was $220.4 million compared to $184.7 million in the third quarter, including a gain on sale of assets of $73.8 million compared to $nil in the third quarter.

The earnings reflect the weakening of the market in the fourth quarter. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $48,000, $31,200 and $34,200, respectively compared with $59,800, $40,000 and
$30,800, respectively in the third quarter. The results show a continued differential in earnings between single and double hull tonnage. The results also reflect the dry-dockings of four vessels in the quarter, that Front Sunda was off hire for the full quarter, together with other unscheduled off hire creating approximately 298 days in lost income. Operating costs continued at above normal level caused by the fact that the dry-dockings were expensed in the quarter. Administrative expenses have increased by $4.4 million compared to the third quarter with $2.7 million of this being attributable to increased administrative costs in Ship Finance International Limited ("Ship Finance"). Of the total administrative expenses for the year, $3.2 million has been incurred in relation to the Company's FPSO subsidiary and $5.5 million relates to Ship Finance. There has been a general increase in administrative expenses as a result of increased audit fees and costs related to the Company's compliance with the Sarbanes-Oxley Act.

Interest income was $13.8 million in the quarter, of which $6.4 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC") and $0.8 million relates to Ship Finance. The Company recorded interest expense of $52.6 million in the fourth quarter of which $15.0 million relates to ITC and $27.2 million relates to Ship Finance.

Other financial items in the fourth quarter were a gain of $0.2 million compared to a loss of $10.1 million in the third quarter. Valuation gains of $1.0 million were recorded in interest rate swaps, all of which relates to Ship Finance, in the fourth quarter compared to losses of $16.4 million in the third quarter. As at December 31, 2006, the Company had interest rate swaps with a total notional principal of $738.7 million, all of which relates to Ship Finance. The valuation of freight future agreements to market value has resulted in a loss of $1.2 million compared to a loss of $2.0 million in the third quarter.

Frontline announces net income of $516.0 million for the year ended December 31, 2006, equivalent to earnings per share of $6.90. The average TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for the twelve month period ended December 31, 2006 were $57,800, $37,800 and $31,700, respectively.

As at December 31, 2006, the Company had total cash and cash equivalents of $827.1 million which includes $61.6 million in Ship Finance and $623.1 million of restricted cash. Restricted cash includes $336.5 million relating to deposits in ITC and $269.2 million in Frontline Shipping Limited and Frontline Shipping II Limited.

The payment of a dividend in excess of the net income result is supported by cash released in transactions completed in the first quarter of 2007.

As of February 2007, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $30,200 and $22,600, respectively.

Fleet development

The Company took delivery of the vessel Front Beijing in July 2006, the first of two VLCC newbuildings being built at Nantong Cosco Khi Ship Engineering in China at a cost of approximately $80 million. Front Beijing was later sold for $141.5 million and delivered in the end of November 2006. This transaction gave a profit of $58.9 million in the fourth quarter.

In September 2006, the single hull VLCC Front Tobago was sold for $45 million and delivered in December 2006. This transaction gave a profit of $14.3 million.

In September 2006, the Company took delivery of Front Shanghai, the second of two VLCC newbuildings being built at Nantong Cosco Khi Ship Engineering in China at a cost of approximately $81 million which is substantially lower than existing market value.

In September 2006, Frontline exercised an option for a further two VLCC newbuilding contracts at Jiangnan Shipyard in China for delivery in 2009 and 2010 and simultaneously sold these contracts to a third party with a profit element of approximately $6.2 million. The gain on sale will be released into the income statement based on milestones in the new building contract, starting in the fourth quarter of 2006.

Frontline's total firm newbuilding program now consists of four VLCCs and four Suezmaxes.

In January 2007, the Company sold, through its affiliated company Ship Finance, its single hull Suezmax tanker Front Transporter for a gross sales price of $38 million. Delivery to buyers is expected to take place in March 2007, which is two months earlier than previously reported to the market. Upon delivery of the vessel to the buyers, the long term charter party between Frontline and Ship Finance will be terminated, and the latter will make a compensation payment to Frontline in the amount of about $15 million for the early termination of the charter party.

In January 2007, Frontline established a separate entity to develop the Company's heavy lift activity named Sealift Ltd. ("Sealift") and the company completed a private placement of $180 million in equity. Frontline has invested $60 million in the company and is a 33 percent shareholder. Sealift has acquired from Frontline four vessels where Frontline has the total responsibility for the conversion from Suezmax vessels to heavy lift vessels and two further Suezmax sister vessels including option contracts with a yard to convert these to heavy lift vessels. Estimated delivery for all the four units will be in the period April 2007 through May 2008. Three of the vessels are chartered back to Frontline on bareboat rate of $15,000 per day per vessel from the end of February 2007 until the conversion takes place. Sealift's total investment before conversion of vessel five and six is approximately $476 million, adjusted for working capital.

The net cash effect for Frontline of the transaction is estimated to be significant and will be realized over the next six quarters, starting in the first quarter of 2007.

Further, in February 2007, the Company established a separate entity to develop floating production (FPSO) and storage (FSO) projects, named Sea Production Ltd. ("Sea Production") and Sea Production has completed a private placement of $180 million in equity. Frontline has invested $51 million in the company and is a 28 percent shareholder. Sea Production has acquired Frontline's floating production activities including the FPSO "Front Puffin" currently under conversion at Keppel Shipyard in Singapore and its floating production management organization, including the management company and the FPSO project portfolio. Sea Production has paid $210 million gross for these assets, based on a delivered cost assumption of Front Puffin of $150 million.

The net cash effect for Frontline of the transaction is estimated to be material and will be realized in the first quarter of 2007.

Other Matters

On February 27, 2007, the Board declared a dividend of $2.05 per share. The record date for the dividend is March 8, 2007, ex dividend date is March 6, 2007 and the dividend will be paid on or about March 22, 2007.

The Board has also decided to distribute approximately 11 percent of the outstanding shares in Ship Finance to Frontline's shareholders. The distribution is driven by the wish to increase the liquidity and the general interest in the Ship Finance share. Every Frontline shareholder will receive three shares in Ship Finance for every 28 shares held in Frontline, representing $2.79 per Frontline share based on share price February 23, 2007 in Ship Finance. The record date for this distribution is March 8, 2007, ex dividend date is March 6, 2007 and the distribution will be made on or about March 22, 2007.

At December 31, 2006, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and twelve months then ended was also 74,825,169.

The Company is currently analyzing the basis of consolidation of its 100% owned subsidiaries in the ITC group. Any change in the consolidation principle is not expected to impact the Company's net income, cash flow or dividend capacity, but rather the presentation in the Company's financial statements.

The Market

The fourth quarter was seasonally weak. The average rate for VLCCs from MEG to Japan in the fourth quarter was about WS 69.5 (USD 35,750/day) compared to about WS 156 ($ 95,500/day) in the fourth quarter of 2005.

The average rate for Suezmaxes from WAF to USAC in the fourth quarter of 2006 was about WS 140 ($ 43,500/day), compared to about WS 225 ($ 74,500 /day) in the fourth quarter of 2005.

Bunker prices were fairly stable in the quarter averaging about $ 273/mt at Fujairah compared with $289/mt in the corresponding quarter in 2005.

The International Energy Agency (IEA) reported in February an average OPEC Oil production, including Iraq, of 29.16 million barrels per day during the fourth quarter of the year, a 0.81 million barrels per day or 2.7 percent decrease from the third quarter. OPEC decided at its extraordinary meeting on 14th of December 2006 to "reduce OPEC production by a further 500,000 b/d, with effect from 1 February 2007, in order to balance supply and demand". This adds on to their previous announced cut of 1.2mb/d effective 1st of November 2006. On 1 January 2007, Angola became the twelfth member of OPEC.

IEA estimates that world oil demand averaged 85.5 million barrels per day in the fourth quarter, a 1.7 percent increase from the third quarter of 2006. IEA further predicts that the average demand for 2007 in total will be 86.0 million barrels per day, or a 1.8 percent growth from 2006.

According to Fearnleys, the VLCC fleet totalled 479 vessels at the end of the fourth quarter with five deliveries and no vessels scrapped during the last three months of the year. The total orderbook amounted to 161 vessels at the end of the fourth quarter, up from 155 vessels after the third quarter of 2006. There are 30 deliveries expected in 2007 and 39 in 2008. Current orderbook represent 33.6 percent of the VLCC fleet with a total of 11 VLCCs ordered during the quarter.

The Suezmax fleet totalled 346 vessels at the end of the quarter, a 1.1 percent increase from 342 vessels after the third quarter of 2006. No Suezmaxes were scrapped during the quarter whilst four were delivered. The total orderbook at the end of the quarter was at 123, an increase of 20 from the end of the third quarter. There are 25 deliveries expected in 2007 and 22 in 2008. Current orderbook represent 35.5 percent of the current Suezmax fleet.

Strategy

Frontline's core strategy will continue to be a leading pure crude oil transportation company.

The Company has reduced its single hull tanker exposure through chartering out most of its single hull VLCCs on time charters for the remainder of the fixed committed period, through the sale of six single hull Suezmax tankers to Sealift and through the sale of the single hull Suezmax tanker Front Transporter.

Frontline currently has four VLCC and four Suezmax newbuildings on order, all favourably priced compared to current newbuilding prices. Frontline also has four Suezmax fixed priced options. The ordering of the tonnage has been done as a combination of a wish to renew the fleet and an opportunistic investment approach with great flexibility. Our orderbook confirms Frontline's position as a leading operator of quality Suezmax and VLCC tonnage.

Frontline will as a major shareholder in Sealift and in Sea Production use its influence to seek further consolidation in the heavy lift market and in the FPSO and FSO market, respectively. Frontline's mission in Sealift and Sea Production is to develop two high quality and profitable companies and then most likely dividend the investment directly out to the Frontline shareholders.

Frontline is actively monitoring opportunities to seek a higher degree of coverage. This includes physical as well as financial charter coverage. The forward market indicates $44,000 per day for a three year VLCC charter. Frontline's eight OBO carriers have good long term physical charter opportunities based on the strength of the drybulk market. A three year charter was recently concluded for Front Striver at a gross T/C rate of $45,000 per day. The charter commences in March 2007.

Frontline will continue to look for attractive opportunities in the S&P market as well as in the charter market.

Outlook

World economic conditions indicate a good momentum for economic growth with a forecasted world GDP growth of 4.7 percent for 2007, which is slightly lower than 2006 world GDP growth of 5.2 percent, along with an optimistic forecast of
4.7 percent for 2008. IEA projects oil consumption to rise by 1.8 percent in 2007.

The overall orderbook for tankers has now approached 35 percent, and gives some reasons for concern. However, the fact that the orderbook is stretched over five years and that 28 percent of the fleet is non double hull reduces this concern.

Following a strong third quarter of 2006, the fourth quarter of 2006, and so far the first quarter of 2007 has been weaker than expected. Whilst last year we experienced average TCE rates for modern VLCCs in the first quarter of 2006, according to Clarkson, of $72,059 per day, the same index show an average of $53,429 per day so far this quarter.

The increased inefficiency of the single hull tonnage caused by reduced acceptance by major charterers to employ such tonnage is likely to create a tighter market than anticipated until the large volumes of new building deliveries starts in 2009/2010.

Frontline has a large fleet, a low cost base, low cash breakeven rates and is thus in a good financial position. The development in value of Frontline's shareholding in Sealift and Sea Production, the reduction of the Company's single hull fleet and the increased charter coverage, where Frontlines charter coverage in the second quarter of 2007 is estimated to 34 percent of the total fleet, reduces the risk in the company and creates a good platform for continued high return to shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.


February 27, 2007
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

       Bj0rn Sjaastad: Chief Executive Officer, Frontline Management AS +47 23 11 40 99

       Inger M. Klemp: Chief Financial Officer, Frontline Management AS +47 23 11 40 76


                           FRONTLINE GROUP FOURTH QUARTER REPORT (UNAUDITED)


  2005          2006      INCOME STATEMENT                                        2006           2005
Oct-Dec        Oct-Dec    (in thousands of $)                                     Jan-Dec       Jan-Dec
                                                                                               (audited)
    430,368      350,625  Total operating revenues
                                                                                  1,582,023     1,513,833
    (1,896)       73,799  Gain (loss) from sale of assets                            95,655        76,081
     96,646       87,168  Voyage expenses and commission                            396,576       337,221
     33,218       47,551  Ship operating expenses                                   199,377       148,702
      5,324        6,268  Charterhire expenses                                       24,923        11,711
      6,212       12,468  Administrative expenses                                    32,423        21,181
     50,197       50,535  Depreciation                                              203,849       198,359
    191,597      203,990  Total operating expenses                                  857,148       717,174
    236,875      220,434  Operating income                                          820,530       872,740
     11,197       13,829  Interest income                                            47,878        41,040
   (53,812)     (52,560)  Interest expense                                         (208,716)     (215,994)
      (154)        3,348  Share of results from associated companies                  5,336         3,691
      6,779          151  Other financial items                                       8,760        47,189
      4,497          294  Foreign currency exchange gain (loss)                       1,056        18,830
    205,382      185,496  Income before taxes and minority interest                 674,844       767,496
   (69,833)     (50,855)  Minority interest                                       (158,682)     (169,459)
       (64)         (41)  Taxes                                                       (162)            17
    (1,706)            -  Discontinued operations                                         -         8,785
    133,779      134,600  Net income                                                516,000       606,839

                          Basic Earnings Per Share ($)
      $1.81        $1.80  EPS from continuing operations before                       $6.90         $7.99
                          cumulative effect of change in accounting
                          principle
      $1.79        $1.80  EPS                                                         $6.90         $8.11
                          Income on timecharter basis ($ per day per ship)*
     65,800       48,000  VLCC                                                       57,800        57,400
     44,100       31,200  Suezmax                                                    37,800        40,300
     32,900       34,200  Suezmax OBO                                                31,700        34,900

                  * Basis = Calendar days minus off-hire. Figures after
                    deduction of broker commission

                                                         2006           2005
BALANCE SHEET                                            ec 31         Dec 31
(in thousands of $)
                                                                     (audited)
-------------------------------------------------------------------------------

ASSETS

Short term
Cash and cash equivalents                                  204,081       100,533
Restricted cash                                            623,061       636,790
Other current assets                                       222,520       398,148

Long term
Newbuildings and vessel purchase options                   166,851        15,927
Vessels and equipment, net                               2,446,278     2,584,847
Vessels under capital lease, net                           626,374       672,608
Investment in finance lease                                 73,724        96,057
Investment in associated companies                          65,313        10,169
Deferred charges and other long-term assets                 47,700        52,760
Total assets                                             4,475,902     4,567,839


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term debt and current portion of long term debt      258,292       240,191
Current portion of obligations under capital lease          28,857        25,142
Other current liabilities                                  134,230       187,645

Long term
Long term debt                                           2,135,600     2,199,538
Obligations under capital lease                            677,858       706,279
Other long term liabilities                                 31,382        23,128
Minority interest                                          541,122       470,750
Stockholders' equity                                       668,561       715,166
Total liabilities and stockholders' equity               4,475,902     4,567,839
--------------------------------------------------------------------------------



 2005           2006                                                    2006           2005
Oct-Dec        Oct-Dec   STATEMENT OF CASHFLOWS                       Jan-Dec        Jan-Dec
                         (in thousands of $)                                       (audited)
----------------------------------------------------------------------------------------------
                        OPERATING ACTIVITIES
  133,779      134,601  Net income (loss)                               516,000      606,839
                        Adjustments to reconcile net income to
                        net cash provided by operating activities:
   50,996       51,448  Depreciation and amortisation                   207,341      215,836
    3,039          454  Unrealised foreign currency exchange                 75      (2,222)
                        (gain) loss
    1,876     (73,799)  Gain or loss on sale of assets                (105,439)    (109,657)
      153      (3,348)  Results from associated companies               (5,336)      (3,692)
  (4,187)      (1,527)  Adjustment of financial derivatives to            9,348     (12,335)
                        market value
   69,153       49,566  Other, net                                      153,121      166,173
 (73,490)       42,441  Change in operating assets and liabilities       53,280      118,832
  181,319      199,836  Net cash provided by operating activities       828,390      979,774


                        INVESTING ACTIVITIES
 (33,833)     (18,615)  Maturity (placement) of restricted cash          13,730     (44,183)
 (27,209)           14  Acquisition of minority interest                (7,198)     (33,083)
 (32,586)     (84,599)  Additions to newbuildings, vessels and        (342,597)    (558,163)
                        equipment
       67        1,278  Advances to associated companies, net          (49,783)      (2,612)
        -            -  Dividends from associated companies                   -       20,911
    6,069        4,814  Receipt from investment in finance lease         11,136       20,540
                        and loans receivable
 (69,212)            -  Purchase of other assets                       (71,067)    (168,038)
        -            -  Proceeds from sale of other assets              154,409      152,752
        -      182,930  Proceeds from sale of assets                    284,959      250,339
        -            -  Loan advances to related parties                      -       16,800
(156,704)       85,822  Net cash provided by (used in) investing        (6,411)    (344,737)
                        activities


                        FINANCING ACTIVITIES
   68,499      179,608  Proceeds from long-term debt, net of fees       373,541    1,653,098
                        paid
 (35,116)    (151,921)  Repayments of long-term debt                  (420,586)  (1,361,500)
  (5,772)      (6,536)  Repayment of capital leases                    (24,706)     (22,230)
(142,988)    (221,347)  Dividends paid                                (654,480)    (909,574)
        -        7,800  Issue of shares to minority interest              7,800            -
(115,377)    (192,396)  Net cash used in financing activities         (718,431)    (640,206)

 (90,762)       93,262  Net increase (decrease) in cash and cash        103,548      (5,169)
                        equivalents
  191,295      110,819  Cash and cash equivalents at start of           100,533      105,702
                        period
  100,533      204,081  Cash and cash equivalents at end of period      204,081      100,533

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Frontline Ltd.
                                        ---------------------------------
                                                 (Registrant)




Date  March 21, 2007                    By /s/ Inger M. Klemp
                                           -------------------------------
                                               Inger M Klemp
                                               Principal Financial Officer



SK 02089 0001 757790